EXHIBIT 21.1

Subsidiaries of Company

Name of Subsidiary	Jurisdiction of Incorporation
Daktronics Media Holdings, Inc.	South Dakota
Daktronics Canada, Inc.	Canada
Daktronics, GmbH	Germany
Daktronics UK, Ltd.	Great Britain
Daktronics Shanghai Ltd.	Peoples Republic of China
Daktronics France SARL	France
Daktronics Beijing Ltd.	Peoples Republic of China
Daktronics Hoist, Inc.	New York
Daktronics Australia Pty Ltd.	Australia
Daktronics Trading Limited (Macau Branch)	Macau
Daktronics FZE	United Arab of Emirates
Daktronics Installation, Inc.	South Dakota
Daktronics Japan, Inc.	Japan
Daktronics HK Limited	Hong Kong
Daktronics (International) Limited	Macau
Daktronics Singapore Pte. Ltd.	Singapore
Daktronics Brazil, Ltda.	Brazil